Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               November 20, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


        Re:
                                   FT 8416
              Balanced Income Equity and ETF Portfolio, Series 40
                                 (the "Trust")
                      CIK No. 1788107 File No. 333-234466
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Risk Factors
____________

      1. IF THE TRUST HAS INVESTMENTS IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If the final portfolio for the Trust includes any investments in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                    Very truly yours,

                                    CHAPMAN AND CUTLER LLP


                                    By /s/ Daniel J. Fallon
                                      ______________________
                                      Daniel J. Fallon